Exhibit 99.1

BlastGard International Reports First Quarter 2007 Results

CLEARWATER FL, May 15, 2007 BlastGard International (OTCBB; BLGA) reported financial results for the first quarter ended March 31, 2007.  Revenues for the first quarter were $106,116 compared to $377,030 reported in the first quarter of 2006. For the first quarter of 2007, BlastGard International reported a net loss of $648,265 or $(0.03) per share based on the weighted average of 22,110,913 shares outstanding compared to a net loss of $411,305 or $(0.02) per share reported in the first quarter of 2006 based on the weighted average shares outstanding of 22,323,413. The Company also reported that it has completed its financing. D&D Securities Company acted as our placement agent for our recently completed Regulation S offering of $3,458,811. The Company also completed a Regulation D offering of $510,000 without a placement agent for a combined total from both offerings of $3,968,811.

According to James Gordon, CEO of BlastGard, “We continue to pursue sales of our mitigated trash receptacles, especially in light of the directives issued by Homeland Security. The Company has several pending orders. With our equity financing completed, we are commencing immediately to recruit, train and disperse a national sales team. We are also in the process of expanding our sales initiatives into Europe and the Middle East in the aviation and military sectors. In addition, we have several field tests of BlastWrap® in progress with the Naval Warfare Center, U.S. Marines and the U.S. Army.”

Andrew McKinnon, our new Chief Operating Officer, is turn-a-round specialist, participating in the re-organization of companies varying in size from multi-national to mid-size franchise operations. The company, with the participation of Mr. Jim Gordon, Mr. Jack Waddell and Mr. McKinnon has established a Management Committee to administer the day to day affairs of the company in a fashion consistent with the overall strategy established by the Board of Directors. Andrew McKinnon stated, “BlastGard has enormous potential and it is my job to concentrate our time, skills and capital on sales, focusing on our existing product line to generate immediate results in 2007.”

About D & D Securities Company D & D Securities Company of Toronto is an affiliate of Dominick & Dominick of New York, Atlanta, Miami and Bazel Switzerland. Dominick & Dominick LLC, founded in 1870, is a historic name on Wall Street and one of the early firms to join the NYSE.

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company's emergence even more important. The Company's core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400